UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On October 9, 2025, SEALSQ Corp (the “Company” or “Seal”) announced a strategic partnership with Trusted Semiconductor Solutions (“TSS”), a Category 1A Trusted-accredited company, to co-develop “Made in US” post-quantum cryptography-enabled secure semiconductor solutions for US defense and government agencies. The partnership expects to leverage (i) TSS’s Category 1A Trusted accreditation and relationships within the defense ecosystem and ensure compliance with the Department of Defense and federal requirements and (ii) Seal’s post-quantum semiconductor technology, advanced hardware certifications and expertise in semiconductor personalization.

The partnership defines a three-phase roadmap:

Short-Term: PQC-enabled solution combining SEALSQ’s QS7001 secure element with TSS’s trusted semiconductor platforms.

Mid-Term: Co-development of “Made in US” PQC-embedded ICs targeting FIPS 140-3, Common Criteria, and Agency certifications.

Long-Term: Development of next-generation secure architectures, including Chiplet-based Hardware Security Modules (CHSMs) tightly coupled with advanced embedded secure elements or secure enclaves featuring pre-certified IP.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer